SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 10, 2011

I. Date, Time and Place: May 10, 2011, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors (“Company”), Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III.  Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Mr. Henrique Constantino; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass a resolution about the following items: (a) presentation of the Company’s Committees; (b) approval of the Profit Sharing Plan for 2011 (”PPR 2011”); (c)  presentation of the Company’s Performance Evaluation and 2011 Action Plan; (d)  approval of the Financial Statements of the Company for the first quarter of 2011, with the special review issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”); and (e)  confirmation of the Company’s capital increase within the limits of the authorized capital, pursuant to section 6 of the Company’s by-laws. VI. Resolutions Made: After the necessary explanations were provided, and after a detailed review of the Financial Statements and other documents referring to the matters of the agenda, and considering the recommendation of the Audit Committee, the following resolutions were approved by unanimous vote: (a) presentations of the Company’s Committees, namely: People Management and Governance Committee, Financial and Risk Policy and Audit Committees presented the activities carried out up to now, as well as the projects to be implemented still in the course of year 2011; (b) the Profit Sharing Plan – PPR 2011; (c) the presentation of the Company’s Performance Evaluation with strategic viewpoint and the 2011 Action Plan; (d) the Financial Statements of the Company for the first quarter of 2011. Accordingly, one copy of the Financial Statements, after having been approved and initialed by the Chairman and the Secretary of the Meeting, will be filed at the Company’s headquarters and disclosed as required by law; and (e) the confirmation of the increase of the Company’s capital, up to the limit of the authorized capital, in the amount of R$ 181,320.00, upon issue of 15,480 preferred shares, all of them registered and with no face value, as a result of exercise of the stock purchase option granted under the scope of the Stock Option Plan. Consequently, the Company’s capital was increased to R$ 2,315,792,509,41, represented by 137,032,734 common shares and 133,354,132 preferred shares, all of them registered and with no face value. The shares now issued are identical to existing shares, and under the terms of the Stock Option Plan, they will be entitled to the same rights granted to the other shares of the same kind, including the right to receive dividends and interest on the own capital: (i) the exclusion of the preemptive right of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, paragraph 3, of the Corporation Law, is hereby approved, and (ii) the total issue price was fixed at R$ 181,320.00. VII.    Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, May 10, 2011.

____________________________ Constantino de Oliveira Jr. Chairman	___________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.